Exhibit 99.3

News release…

Date: 7 April 2004
Ref: PR361g

Annual General Meeting

Rio Tinto’s new chairman, Paul Skinner, has pledged to do everything he can to ensure the Group maintains its long and impressive record of delivering superior returns to shareholders.

Speaking at the Annual General Meeting of Rio Tinto plc in London today, Paul Skinner also said his visits to many Group operations in the last six months had confirmed his impression of the strength of assets and the quality of the people who operate them.

“I have been struck by the commitment at all levels to the goals and values of the company,” he told the meeting.

Chief executive Leigh Clifford then outlined to shareholders the exciting growth opportunities being seized by the Group.

“We have an extensive array of new projects under way and the best suite of exploration opportunities for many years.

“Our investment opportunities and choices for expansion give us a range of options for future growth over the next ten years. This will help us to meet the surge in demand that global minerals and metal markets are already experiencing,” he said.

Below is a transcript of both speeches.

Chairman Paul Skinner

“As you know, I succeeded Sir Robert Wilson last November as chairman of Rio Tinto. I have been a director of the company since 2001 and have come to recognise the strengths of the Group, its assets and particularly its people. So to become your chairman is a great privilege.

“Rio Tinto now has a new operating model, with myself as a fully engaged chairman and Leigh Clifford as chief executive. The role of chairman represents my principal activity and I shall commit whatever time is necessary to fulfil my role effectively. In particular, I will be doing everything I can to ensure that Rio Tinto maintains its long and impressive record of delivering superior returns to shareholders.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

“Rio Tinto is a large and diversified group with 36,000 employees. In the past six months I have visited many of our operations across the world. These visits have confirmed my impression of the strength of our assets and the quality of the people who operate them.

“During my visits I have had opportunities to meet many of those people. I have been struck by the commitment at all levels to the goals and values of the company. I have felt a strong sense of “one team”.

“The people I met show responsiveness to the needs and wishes of neighbouring communities, of which they themselves are an integral part. And they recognise that effective community relations require ongoing engagement with local stakeholders.

“All our operations produce an annual community report, which is discussed with their local neighbours. You can access them on our website, www.riotinto.com.

“These reports help to demonstrate our operations’ awareness and understanding of sustainable development; and how they build social, environmental and economic considerations into the business decisions and actions that they take.

“I believe this way of operating – where we generate increased shareholder value by balancing long-term and short-term imperatives in every aspect of our business – will help to sustain Rio Tinto’s strong performance record in the years to come. I believe we also need to focus on some specific areas: in particular, on continuing cost reduction, achieving operational excellence in all we do, proactive management of our portfolio of assets, and the development of our talent pipeline which will produce tomorrow’s leaders.

“One responsibility of leaders, of course, is corporate governance. A large element of my role as chairman means acting as guardian of corporate governance in Rio Tinto.

“There has been a lot of media coverage on corporate governance over the last two years. Much of the interest has focused on the Sarbanes-Oxley Act in the US, the publication of the Higgs Report and the adoption of many of its recommendations in the UK Listing Authority’s Combined Code on Corporate Governance and the Australian Stock Exchange’s Guidelines for Best Practice Corporate Governance.

“In our report of corporate governance this year, we have referred to Higgs and the ASX guidelines. Rio Tinto continues to practise a high standard of corporate governance.

“We are fortunate to have a highly experienced and capable group of non-executive directors. In my view, this is the best assurance – for you as shareholders – that the Group is well governed.

Year in review
“I would like now to summarise Rio Tinto’s performance over the last year. 2003 proved to be a challenging year – as we expected it would be.

“Prices for many of our products remained depressed for much of the year. Meanwhile, the US dollar continued to decline against other currencies in which we incur our operating costs, particularly the Australian dollar.

“The second half of the year offered a more positive environment than the first half. The world economy was recovering more quickly. At the same time, China was seeing strong growth. Both these factors led to significant price increases for many of our commodities.

“While the year was challenging, our diversified portfolio nevertheless enabled us to generate a solid financial result.

“Adjusted earnings were US$1.4 billion, ten per cent below the previous year. Adding profits from disposals of non core assets, net earnings were US$1.5 billion, or 109.5 US cents per share. You will recall that asset write downs impacted net earnings in 2002.

“Cash flow from operations, which reflects the underlying performance of our business, continued to be strong at US$3.5 billion, only seven per cent down on 2002. This strong cash flow is underpinning our investment programme which Leigh will talk about.

“The board declared a dividend equivalent to sixty four US cents per share, which is four cents more than the previous year and reflects our confidence in the future of the business.

Outlook
“What does that future look like? The improving global economic conditions will mean robust demand for metals and minerals, and higher prices, from which we can expect to benefit.

“However, as we saw in 2003, the US dollar exchange rate will be an important determinant of earnings this year. Its future direction remains uncertain.

“We are seeing the start of a cyclical upswing in the US and in other developed economies. Greater demand from OECD economies and China will mean many minerals and metals are in short supply.

“China’s ongoing demand for raw materials has created a significant opportunity for the mining industry and provides Rio Tinto with a strong growth prospect.

“I recently attended the China Development Forum in Beijing sponsored by the Chinese Government which provided the opportunity to meet a number of their senior leaders personally. I also visited a number of our major customers in China. Undoubtedly, the country has massive changes and adjustments ahead of it. However, I sense a confidence that they will be managed effectively. I am sure that China will become an even more important market for Rio Tinto and I was very encouraged to experience at first hand the quality of our relationships there.

“I believe Rio Tinto has an excellent portfolio of mining assets and is well positioned for the future.”

Chief executive Leigh Clifford

“As the chairman pointed out, Rio Tinto has maintained a strong, steady track record of high performance over time – even in challenging years like 2003. As a result, we are very well positioned for the future.

“With the strength and depth in our operations, we have been able take on some exciting expansion projects. And we will be able to make the most of good options for development that we see opening up in the longer term.

“Let me give you some of the details.

Well placed for the future
“After several years of relatively flat economic activity around the globe, we are now presented with an environment of strong demand for the commodities we produce, and higher prices.

“And, thanks to ongoing investment in our long life orebodies, we are able to expand production in line with demand.

“Two events have constrained us in the short term. First, the tropical cyclone in Western Australia. This brought floods to the Pilbara region at the beginning of March, causing disruptions to mining and transportation. Our infrastructure there was already stretched due to unprecedented demand for iron ore. The floods created serious short term difficulties, however, I am glad to report that operations are now largely getting back to normal.

“The second event happened at Grasberg – the large copper and gold mine operated by Freeport in Indonesia – with much more serious consequences. Last October there was a slippage of several thousands of tonnes of rock and tragically there were eight fatalities.

“In the wake of this event we have been doing our utmost to help Freeport ensure it does not happen again. Operations have focused on restoring safe access. As a result, metal production planned for the early months of 2004 has been deferred to later this year and early in 2005.

“More generally, however, our operations are ready and able to respond to the current metal demand, and the projected increases in the future.

“There are significant opportunities to invest in expansion, and we are responding with major developments either under way or planned.

Expansion
 “Recently, we have completed, or committed to, substantial investments in diamonds, coal, alumina, iron ore and copper, and only yesterday we announced the approval of a significant expansion at the Escondida mine in Chile.

Diamonds
“In diamonds, I am especially pleased with the initial success of the Diavik Diamond project in Canada. The mine more than doubled the Group’s global revenue from diamonds. The product attracted a high level of interest, with prices well above those originally predicted.

Coking coal
“I am also pleased to report that construction of the Hail Creek coking coalmine in Queensland finished on schedule in the third quarter of 2003. Production is rising faster than anticipated to meet a very strong coking coal market.

“Hail Creek is one to watch for the future. It is a huge resource, giving us options to increase production as market demand allows. We are already contemplating an expansion of the mine from 5.5 to 8 million tonnes a year.

Alumina
“We are also progressing, on schedule, with construction of the US$750 million Comalco Alumina Refinery in Queensland. This is the first new refinery of its kind to be built anywhere, by any company, in 15 years. It will enable us to capitalise even more effectively on our world class bauxite resource at Weipa, also in Queensland.

“First production is expected in the fourth quarter of this year. Initial capacity is expected to be 1.4 million tonnes of alumina per year. Sales will start early next year.

“The Comalco refinery is an impressive new development. And it is capable of expansion to more than four million tonnes per year.

Iron ore
“During this year and next we plan to invest a further four billion dollars in core businesses, largely to take advantage of increasing demand in China. The most notable is a billion dollar investment, to expand iron ore output in Western Australia.

“In December work started to expand the Dampier port, to increase annual exports of iron ore from 74 to 116 million tonnes. We are also increasing annual output from the Yandicoogina iron ore mine to 36 million tonnes.

“The total capacity of Rio Tinto’s managed iron ore infrastructure in Australia is currently about 130 million tonnes per year. These investments will take capacity to about 170 million tonnes by 2006.

“This morning we announced new and stronger links with our partners in the Robe River Joint Venture, in particular Nippon Steel.

“The strength of our customer relationships in Asia is one of our key competitive advantages.

“Staying with iron ore, I would also like to mention the HIsmelt plant in Western Australia.

“This plant will deploy a revolutionary smelting process, largely developed by Rio Tinto. Construction of the plant is on budget and on schedule. Production should start at the end of this year.

Future projects
“We have an extensive array of new projects under way and the best suite of exploration opportunities for many years.

“Our investment opportunities and choices for expansion give us a range of options for future growth over the next ten years. This will help us to meet the surge in demand that global minerals and metal markets are already experiencing.

“At the same time, I would like to stress one characteristic of our industry.

“In past upswings the mining industry as a whole has tended to over invest in new capacity. We have sought to avoid this through our rigorous approach to project analysis and investment decisions and will continue to do so.

Portfolio management
“Of course, running a business is not just about knowing what to invest in, and when. It’s also about knowing when to divest, to ensure the most efficient use of assets in a holistic approach to managing the portfolio.

“Over the last year, while Rio Tinto has been expanding the Group’s core assets, we have also taken advantage of the current environment to divest a number of non-core assets.

“In 2003 we divested our interest in the Alumbrera copper gold mine; the Peak gold mine; and our half share of the Kaltim Prima coal mine.

“Since the beginning of this year, we have completed the sale of the Fortaleza nickel complex and the Sepon gold/copper project, and agreed the sale of our interests in the Zinkgruvan zinc mine and the Neves Corvo copper/tin mine.

“Most recently we sold our shares in the US listed Freeport McMoran Copper & Gold, while maintaining our direct joint venture interest in the Grasberg mine.

“Including the proceeds from the Zinkgruvan and Neves Corvo transactions, which are still to complete, the cash from these divestments will exceed US$1.7 billion dollars, allowing us to repay debt and reduce our gearing.

“This process of portfolio management is a key component of creating value for shareholders. It gives us the flexibility to grasp opportunities that will arise in the future as well as investing in our core, large, long life, low cost assets that underpin our portfolio.

Health, safety and environment
“As we move forward, health, safety and environmental performance remain top priorities for Rio Tinto.

“Our safety record compares well with our own industry’s, and those of other industries. However, we have yet to reach our goal of zero injuries.

“We are taking further steps to increase safety leadership and in the process we are building on the achievements of the previous five years, during which we managed to cut the lost time injury frequency rate by a significant 56 per cent.

“Across the range of HSE activities for 2004 and beyond, stretching targets have been integrated into our business plans.

Conclusion
“To sum up, whilst 2003 was a challenging year on the operational front, the improvement in prices later in the year, the new projects under way and completed, and the strength of demand in China augur well for the future.

“We have excellent options for development with our performance underpinned by some of the best mining assets in the world.”

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com